Exhibit 99.1

Perion and Albertsons Media Collective to Unlock First-Party Retail
Audiences Through High-Impact Display and DOOH Campaigns

Marketers Can Leverage Albertsons Cos.’s Rich Shopper Data to Engage Over 100
Million Shoppers Across More Than 2,200 Stores Using Perion’s High-Impact Display
and DOOH Solutions

New York & Tel Aviv, September 25, 2025 – Perion Network Ltd. (NASDAQ & TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, and Albertsons Media Collective, the retail media arm of Albertsons Companies, Inc. (NYSE:ACI), today announced a strategic partnership that gives advertisers the ability to activate against Albertsons Cos.’s purchase-based first-party audiences across Perion's high-impact display and Digital Out-Of-Home (DOOH) formats.

This collaboration enables advertisers to reach more than 100 million verified shoppers throughout the entire purchase journey—from on-the-go awareness near Albertsons Cos.’ over 2,200 store locations to online conversion— using dynamic creative, localized offers and robust measurement tools. This partnership marks a significant expansion of Perion’s retail media capabilities and creates a differentiated omnichannel solution in the rapidly growing retail media sector.

“Our partnership brings together the three pillars marketers are demanding today: high-quality audience data, engaging ad formats and measurable outcomes,” said Evan Hovorka, VP of Product Innovation for Albertsons Media Collective. “Together with Perion, we’re enabling advertisers to reach shoppers across the full journey from discovery to purchase with scale, impact and precision.”

Partnership Highlights:

●    Verified First-Party Data Access: Marketers can access purchase-based audiences across Albertsons Cos.’ more than 2,200 store locations, 37 million weekly shoppers and over 100 million addressable digital IDs, powered by one of the most trusted datasets in retail.

●     High-impact, Cross-Channel Activation: Campaigns will leverage Perion’s proprietary, high-impact display and DOOH technology and ad formats, designed for attention and engagement, featuring personalized creative, real-time offers and dynamic content.

●     Closed-Loop Measurement: Advertisers will benefit from AI-driven optimizations and closed-loop measurement for high-impact display, along with incremental sales measurement for DOOH.

Through this collaboration, Albertsons Media Collective and Perion are enhancing the shopper experience by delivering relevant, real-time offers and personalized content through immersive, high-impact ad formats, both online and in the real world. The result is a curated experience that sparks discovery, supports smarter shopping decisions and drives meaningful value for Albertsons Cos. shoppers across their journey.

“This partnership showcases the power of Perion’s differentiated ad tech to connect premium media, retail intelligence and AI-driven measurement,” said Tal Jacobson, Perion’s CEO. “We’re unlocking new revenue streams by unifying retail data and high-impact media, giving marketers the confidence to invest and scale.”

This agreement strengthens Perion’s position in the evolving retail media landscape, where the convergence of media and commerce is driving new models of advertising efficiency and accountability. By combining proprietary ad formats with closed-loop, retail sourced performance data, Perion and Albertsons Media Collective offer a scalable alternative to walled gardens— backed by precision, transparency and innovation.

About Perion Network Ltd.

Perion is helping agencies, brands and retailers get better results with their marketing investments by providing advanced technology across digital channels. Through the Perion One platform, we are making digital advertising more effective by building solutions that continuously adapt to connect the dots between data, creative and channels. For more information, visit Perion's website at www.perion.com.

About Albertsons Media Collective

Albertsons Media Collective (The Collective) is a next-generation retail media network rooted in connections, technology and innovation. As the retail media arm for Albertsons Companies, a leading food and drug retailer in the United States, The Collective connects with consumers in more than 2,200 locations across 35 states and the District of Columbia. Through a companywide focus on innovation, The Collective partners with leading brands to help them engage shoppers when and where it matters most, with the power of sophisticated first-party data. From innovative delivery platforms to highly targeted marketing solutions, The Collective offer our clients a variety of programs designed to drive retail sales and maximize brand impact to best serve our shoppers.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), loss of key customers or of other partners that are material to our business, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (SEC) on March 25, 2025, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com